Exhibit 99.2

Exhibit 99.2 Forward with confidence Q1 Report 2021

Contents The Galapagos group Letter from the management 4 COVID-19 impact 9 At a glance. 11 Risk factors 13 The Galapagos share 13 Disclaimer and other information 14 Financial statements Unaudited financial statements condensed consolidated interim 17 Notes 24 Other information Glossary of terms 34 Financial calendar 49 Colophon 49 Contact 50 2 Galapagos NV • Q1 Report 2021

The Galapagos group An overview of Galapagos, its strategy and portfolio in the first three months of 2021 Forward with confidence

THE GALAPAGOS GROUP Letter from the management Dear shareholders, We present you with our report on the first quarter of 2021, one in which we both delivered progress with and faced adversity in our pipeline, while driving our commercial business in Europe through the launch of Jyseleca (filgotinib) in rheumatoid arthritis (RA). We move forward with confidence at Galapagos, applying lessons learned to our pipeline decisions, and re-fitting our organization to the new situation. In February, we announced the end of the development program for ziritaxestat, a molecule in Phase 3 trials in idiopathic pulmonary fibrosis (IPF), due to the unfavorable risk/benefit profile observed by an Independent Data Monitoring Committee (IDMC). As disappointed as we were, and for patients in need of a new treatment option in this very complex, debilitating condition, we continue to work hard on our differentiated pipeline. These last months, we embarked on a review of our plans. We listened to our shareholders and had constructive discussions with our R&D teams and management board members, as well as with our supervisory board. We all agree that our scientific foundations are solid, we have outstanding teams, and we have the financial resources to execute our own programs as well as to enrich our pipeline. Onno van de Stolpe, CEO Bart Filius, President & COO We do not intend to deviate from our mission to build on novel targets to address unmet medical needs in inflammation, fibrosis, and kidney disease. Also, we remain fully committed to the launch of filgotinib in Europe. Our teams are working very hard to ensure our drug reaches the greatest number of patients and we’ve already hit some important milestones in RA. Furthermore, Gilead submitted the new drug application in Japan for filgotinib for the treatment of ulcerative colitis (UC) patients with an inadequate response to conventional therapies, and, in Europe, we anticipate a Committee for Medicinal Products for Human Use (CHMP) opinion on the submission for potential approval in UC later this year. The key objective of our exercise was to refocus development plans for 2021, taking lessons learned on board and right-sizing our organization with the goal to select a more risk-balanced pipeline. 4 Galapagos NV • Q1 Report 2021

Galápagos
THE GALAPAGOS GROUP

In the end we made three key decisions:

1. Refocus our clinical pipeline by critically examining its risk profile and breadth;
2. Cut significant cost in the organization to support this re-sized pipeline development; and
3. Task our business development team to identify and execute on a transformative opportunity.

Starting with our pipeline, we carefully evaluated the risk-balance and prioritized assets with what we believe have enhanced chances of clinical success in our core therapeutic areas:

- We are testing our lead Toledo program '3970, a SIK2/3 inhibitor, in five Proof of Concept studies in different indications, and pending on the outcome of the studies, we plan to roll out our further development plans in the second half of the year;
- We selected an additional molecule from our Toledo program, SIK2/3 inhibitor '4876, as a candidate to accelerate from preclinical phase into clinical development;
- We aim to progress our TYK2 inhibitor '3667 into Phase 2b;
- We selected chitinase inhibitor '4716 to progress to Phase 2 in IPF and decided to stop development of our other IPF molecule '1205;
- We stopped further work on '4059 for metabolic disease, given that this is not a core therapeutic area;
- We discontinued our early research efforts in metabolic diseases and osteoarthritis (OA); and
- We challenged and fine-tuned our stage-gating process to advance compounds.

Our reviewed pipeline offers significant newsflow and we look forward to sharing results this year and next.


Class
Asset
Preclinical
Phase 1
Phase 2
Phase 3
Filing
Approval
JAK1
filgotinib
CD
UC
RA
'555
OA
Toledo (SIK)
'3970
PoCs in 5 indications
'4399
'4876
TYK2
'3667
Pso
JAK1/TYK2
'3121
IBD
Chitinase
'4716
IPF
Undisclosed
'4586
Toledo (SIK)
'4605
CFTR
'2737
PCKD
Inflammation
Fibrosis
Kidney disease

In line with our review, we decided to discontinue or cancel certain studies, and we identified opportunities to reduce operational costs, for a total potential savings of €150 million on a full-year basis. Roughly half of these savings will be realized in 2021, resulting in a 2021 cash burn guidance of between €580 million and €620 million.

Meanwhile, we remain well on track in launching filgotinib in Europe. In the first quarter, we successfully completed the transitions of commercial and medical teams from Gilead in Germany, the UK, Spain, and Italy. Everything is in place to complete the final transitions from Gilead to us by year-end. Q1 also saw progress on access and reimbursement for filgotinib in RA. We are delighted with the recommendation by the National Institute for Health and Care Excellence (NICE) for filgotinib in the UK for the treatment of eligible adult patients

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Galapagos NV • Q1 Report 2021

Galápagos
THE GALAPAGOS GROUP

with moderate to severe active RA. Furthermore, we received an additional benefit in RA by the *Gemeinsamer Bundesausschuss* (G-BA) in Germany. We are encouraged by the primary endpoint outcome with the MANTA/RAy semen parameter studies as we await the CHMP opinion in UC.

We are pleased that our partner Gilead recently announced an extension of the lockup period for their current holding in Galapagos (16,707,477 shares) until 2024, which is testament to their continued support.

Altogether, these adjustments make for a right-sized, refocused version of Galapagos, on a path towards success with our first commercial product as well as with new R&D opportunities, substantial clinical news flow, and a lengthened cash runway for clinical validation of our early assets.

Operational overview Q1 2021

In inflammation

- We and Gilead announced interim data on the MANTA/RAy studies. 8.3% of patients on placebo and 6.7% of patients on filgotinib had a 50% or more decline in sperm concentration at week 13; these results are being shared with regulatory authorities
- We initiated two additional Proof of Concept trials with Toledo compound '3970, a SIK2/3 inhibitor. The first patients were dosed in both the TAPINOMA study in systemic lupus erythematosus and in the GLIDER study in Sjögren's syndrome
- Gilead announced that NICE recommended filgotinib for reimbursement for moderate to severe RA patients in the UK
- We published the FINCH 1 Phase 3 data (Combe *et al.* 2021) and FINCH 3 Phase 3 data (Westhovens *et al.* 2021) in the *Annals of the Rheumatic Diseases*

In fibrosis

- We discontinued development of ziritaxestat in the ISABELA Phase 3 program in IPF

Corporate & other

- Bart Filius was promoted to President and Chief Operating Officer
- We raised €2.3 million from subscription right exercises

Recent events

- All annual general meeting (AGM) proposals were approved by shareholders at the AGM on 28 April 2021
- We received a transparency notification from the Capital Group indicating they hold 4.65% of the current outstanding Galapagos shares
- Gilead submitted the new drug application in Japan for filgotinib for the treatment of UC with an inadequate response to conventional therapies
- We and Gilead ended the DIVERGENCE 2 trial with filgotinib in fistulizing CD
- We completed enrollment of the SEA TURTLE Phase 2 study with '3970 in UC
- We announced an extension of the lockup period for Gilead's current shares in Galapagos to 2024
- We received the second installment of €75 million from Gilead, following payment of an earlier installment of €35 million in January 2021, included under the revised filgotinib agreement as announced in December 2020

Q1 2021 financial result

Details of financial results

Due to the sale of our fee-for-service business (Fidelta) to Selvita on 4 January 2021 for a total consideration of €37.1 million (including customary adjustments for net cash and working capital), the results of Fidelta are presented as "Net profit from discontinued operations" in our consolidated income statements.

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Galapagos NV • Q1 Report 2021

THE GALAPAGOS GROUP Revenues and other income from continuing operations Our revenues and other income from continuing operations for the first three months of 2021 amounted to €124.2 million, compared to €103.6 million for the first three months of 2020. Revenues amounted to €113.9 million for the first three months of 2021 compared to €94.8 million for the first three months of 2020, and were higher mainly driven by the increase in revenue recognition of upfront consideration and milestone payments received in the scope of the collaboration with Gilead for filgotinib amounting to €55.3 million for the first three months of 2021 (€35.4 million for the same period last year). Other income (€10.3 million vs €8.7 million for the same period last year) increased, mainly driven by higher incentives income from the government for our R&D activities. Results from continuing operations We realized a net loss from continuing operations of €12.8 million for the first three months of 2021, compared to a net loss of €52.3 million for the first three months of 2020. We reported an operating loss amounting to €50.8 million for the first three months of 2021, compared to an operating loss of €46.2 million for the same period last year. Our R&D expenditure in the first three months of 2021 amounted to €130.0 million, compared to €115.5 million for the first three months of 2020. This increase was due to an increase in subcontracting costs primarily related to our filgotinib program, our Toledo program and other clinical programs, compensated by a decrease for ziritaxestat, the OA program with GLPG1972 and the program in atopic dermatitis (AtD) with MOR106. Furthermore, personnel costs increased explained by a planned headcount increase following the growth of our activities and increased cost of our subscription right plans. This last factor, together with increased costs of the commercial launch of filgotinib in Europe, contributed to the increase in our G&A and S&M expenses which were €45.0 million in the first three months of 2021, compared to €34.3 million in the first three months of 2020. We reported a non-cash fair value gain from the re-measurement of initial warrant B issued to Gilead, amounting to €2.0 million, mainly due to the decreased implied volatility of the Galapagos share price as well as its evolution between 31 December 2020 and 31 March 2021. Net other financial income in the first three months of 2021 amounted to €36.2 million, compared to net other financial income of €14.8 million for the first three months of 2020, which was primarily attributable to €45.5 million of currency exchange gain on our cash and cash equivalents and current financial investments in U.S. dollars and to €6.5 million of negative changes in (fair) value of current financial investments and financial assets. Results from discontinued operations The net profit from discontinued operations for the three months ended 31 March 2021 consisted of the gain on the sale of Fidelta, our fee-for-services business, for €22.2 million. Group net results The group realized a net profit for the first three months of 2021 amounting to €9.4 million, compared to a net loss of €50.6 million for the same period in 2020. Cash position Current financial investments and cash and cash equivalents totaled €5,114.7 million on 31 March 2021 (€5,169.3 million on 31 December 2020, including the cash and cash equivalents included in the assets classified as held for sale). 7 Galapagos NV • Q1 Report 2021

THE GALAPAGOS GROUP Total net decrease in current financial investments and cash and cash equivalents amounted to €54.6 million in the first three months of 2021, compared to a net decrease of €58.4 million during the first three months of 2020. This net decrease was composed of (i) €127.7 million of operational cash burn,1 (ii) offset by €2.3 million of cash proceeds from capital and share premium increase from exercise of subscription rights in the first three months of 2021, (iii) €3.6 million of negative changes in (fair) value of current financial investments and €45.7 million of mainly positive exchange rate differences, (iv) €28.7 million cash in from the disposal of Fidelta, net of cash disposed. Finally, our balance sheet on 31 March 2021 held a receivable from the French government (Crédit d’Impôt Recherche2) and a receivable from the Belgian Government for R&D incentives, for a total of €142.3 million. Outlook 2021 We anticipate regulatory announcements with filgotinib as well as news on progress in our differentiated pipeline of novel target-based candidates this year. We expect reimbursement decisions in most key European markets for filgotinib in RA this year, as we complete the transition to a full European commercial operation by year end. We anticipate a CHMP opinion and a European Commission decision for filgotinib in UC. We expect that our collaboration partner Gilead will complete recruitment for the global DIVERSITY Phase 3 trial in Crohn’s disease this year. Within our broader inflammation portfolio, we expect to report topline results from several trials this year, including a Phase 1b trial with TYK2 inhibitor ‘3667 in psoriasis and three Proof of Concept studies with lead Toledo candidate SIK2/3 inhibitor ‘3970 in psoriasis, UC, and RA. Within our fibrosis portfolio, we expect to progress early clinical compounds with novel mechanisms of action, with the aim to develop novel treatments to help patients suffering from this debilitating condition. Following the review of our plans for 2021, we give guidance for full year 2021 operational cash burn of €580 to €620 million, and potential savings of €150 million on a full-year basis. We thank you for your continued support, as we move forward on our strategy to develop novel mechanism of action drugs aimed at addressing unmet need in inflammation, fibrosis, and kidney disease. We are confident that we have a strong cash position, expert teams, and excellent science to achieve this. Onno van de Stolpe Bart Filius CEO President & COO 1 We refer to the note on the cash position of our condensed consolidated interim financial statements for an explanation and reconciliation of this alternative performance measure. 2 Crédit d’Impôt Recherche refers to an innovation incentive system underwritten by the French government 8 Galapagos NV • Q1 Report 2021

THE GALAPAGOS GROUP COVID-19 impact During the COVID-19 pandemic, we continue to innovate to accommodate for the current situation and minimize the impact to operations. We closely follow local governmental measures and apply these as appropriate within our organization, guided and supported by our dedicated COVID-19 task force teams. All local and global task force teams meet regularly and make recommendations directly to the COO. We report the following impacts: â–ª Staff We implemented strict measures to help prevent the spread of the virus and protect the health of our staff. We rolled out our global and site-specific business continuity plans and took appropriate recommended precautions, including suspending almost all business travel. We continue to believe that during the pandemic most of the international travel can be replaced by virtual meetings, resulting in improved cost efficiency, a better work-life balance, and a reduced carbon footprint. The positive impact of this forced way- of-working will therefore be retained in our future habits and updated work place strategy, called “To the Next Normal.” During lock-down periods, we arranged for essential tasks to be carried out within our facilities. Employees working on site need an authorization letter signed by the line leader and site head. Consequently, the majority of our Research staff continue working from the offices/labs, with periodic exceptions for local lockdowns during which no staff is allowed to come into the facilities. For those employees coming to the office, we have stringent cleaning and sanitation protocols in place, and we strictly respect social distancing policies at all times in order to minimize risk of exposure. Except for employees with laboratory operations and safety roles which require an on-site presence, over 95% of our staff systematically work from home. As the global pandemic continues into 2021, we anticipate that we will maintain our measures and protocols to ensure the health of our employees. â–ª Research portfolio By prioritizing the most advanced projects very early on, increasing the flexibility of our staff in the labs within projects, and maintaining our hiring efforts and outscourcing as planned, we sustain our research delivery, keep the compound management facility running at all times, and continue our early drug research and the implementation of new modalities for target or drug discovery. So far, the scorecard of the research department objectives shows a similar productivity compared to previous years, indicating that we continue to minimize the impact of the pandemic. 9 Galapagos NV • Q1 Report 2021

THE GALAPAGOS GROUP â–ª Development portfolio We have a business continuity plan for our clinical development programs. We closely monitor each program in the context of the current global and local situation of the pandemic and the associated specific regulatory, institutional, and government guidance and policies related to COVID-19. Within the boundaries of these guidances and policies, and in consultation with our CROs and clinical trial sites, we applied various measures to minimize the impact of the COVID-19 pandemic on our clinical development programs, with the primary aim to ensure the safety of our trial participants and to preserve the data integrity and scientific validity of the trials. These measures continue to be implemented on a case-by-case basis, tailored to the specific study and country needs at any given time, with specific attention paid to vulnerable populations and the use of investigational medicines with immunosuppressive properties. The measures include, among others, increased, transparent communication to all stakeholders and the direct supply of investigational medicines to patients. For each clinical trial, we actively monitor and document the impact of COVID-19 on the study where necessary and to facilitate the interpretation and reporting of results. Following the global increase of COVID-19 testing and vaccinations, we issued an internal guidance on the impact of testing and vaccinations on clinical trials. â–ª Filgotinib filing process UC As of publication of this Q1 report, our collaboration partner Gilead has not been informed by the regulatory agencies in Europe of approval timeline delays related to the pandemic. â–ª Manufacturing and supply chain To date, there has been no COVID-19 impact to the commercial supply of filgotinib. Gilead also confirmed that all sites involved in the manufacturing of filgotinib are established sites that currently manufacture other Gilead marketed products and are in good standing with the FDA and are GMP certified. Under the revised agreement with Gilead for filgotinib in Europe, Galapagos plans to become the marketing authorization holder of filgotinib in Europe by year-end 2021, and then become responsible for manufacturing. We intend to work with the same manufacturing sites to ensure continuity. â–ª Commercial organization The form of outreach of our commercial teams to physicians and hospitals was impacted by the COVID-19 pandemic and consequent travel restrictions, becoming virtual instead. The teams invested in virtual channels as part of the overall commercial build strategy, and these channels are being utilized during our commercial launch today. We note as of now no material impact on our commercial operations due to travel restrictions, nor has there been an impact of COVID-19 on our ability to engage in market access discussions thus far. Nevertheless, healthcare systems are under pressure across Europe, increasing the risk of future volatility in reimbursement procedures and potentially reducing the number of new therapy initiations. 10 Galapagos NV • Q1 Report 2021

Galápagos
THE GALAPAGOS GROUP

At a glance

Consolidated Key Figures

(thousands of €, if not stated otherwise)	Three months ended 31 March 2021	Three months ended 31 March 2020	Year ended 31 December 2020
Income Statement(*)			
Revenues	113,892	94,817	478,053
Other income	10,266	8,743	52,207
R&D expenditure	(129,960)	(115,453)	(523,667)
S, G&A expenses	(44,996)	(34,325)	(185,225)
Operating expenses	(174,956)	(149,778)	(708,892)
Operating loss	(50,798)	(46,218)	(178,632)
Net financial results	38,125	(5,705)	(131,143)
Taxes	(157)	(336)	(1,226)
Net loss from continuing operations	(12,830)	(52,258)	(311,001)
Net profit from discontinued operations, net of tax	22,191	1,657	5,565
Net profit/loss (-)	9,361	(50,601)	(305,436)
Balance Sheet			
Cash and cash equivalents	2,553,950	2,743,573	2,135,187
Current financial investments	2,560,743	2,978,805	3,026,278
R&D incentives receivables	142,304	115,240	135,728
Assets	5,615,059	5,992,406	5,717,731
Shareholders' equity	2,701,462	2,840,041	2,670,355
Deferred income	2,698,417	2,913,398	2,809,133
Other liabilities	215,180	238,968	238,242
Cash Flow			
Operational cash burn(**)	(127,669)	(83,398)	(517,404)
Cash flow used in operating activities	(121,209)	(68,874)	(427,336)
Cash flow generated from investing activities	499,859	929,640	757,288
Cash flow generated from financing activities	478	3,930	22,040
Increase in cash and cash equivalents	379,129	864,695	351,994
Effect of currency exchange rate fluctuation on cash and cash equivalents	31,750	17,261	(70,539)
Cash and cash equivalents at end of the period	2,553,950	2,743,573	2,143,071

(*) The comparatives of 31 March 2020 have been restated to consider the impact of classifying the Fidelta business as discontinued operations in 2020.

(**) We refer to the note on our cash position of our condensed consolidated interim financial statements for an explanation and reconciliation of this alternative performance measure.

(***) The number of employees on 31 December 2020 and on 31 March 2020 included respectively 185 and 164 employees of Fidelta, which has been sold to Selvita on 4 January 2021.

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Galapagos NV • Q1 Report 2021

THE GALAPAGOS GROUP Three months Three months ended ended Year ended (thousands of €, if not stated otherwise) 31 March 2021 31 March 2020 31 December 2020 Cash and cash equivalents from continuing operations 2,553,950 2,743,573 2,135,187 Cash and cash equivalents classified as assets held for sale — 7,884 Current financial investments at the end of the period 2,560,743 2,978,805 3,026,278 Total current financial investments and cash and cash equivalents at the end of the period 5,114,693 5,722,378 5,169,349 Financial Ratios Number of shares issued at end of the period 65,511,581 64,819,022 65,411,767 Basic income/loss (–) per share (in €) 0.14 (0.78) (4.69) Diluted income/loss (–) per share (in €) 0.14 (0.78) (4.69) Share price at end of the period (in €) 66.12 181.00 80.48 Total group employees at end of the period (number)(***) 1,328 1,130 1,489 (*) The comparatives of 31 March 2020 have been restated to consider the impact of classifying the Fidelta business as discontinued operations in (**) 2020 We refer . to the note on our cash position of our condensed consolidated interim financial statements for an explanation and reconciliation of (***) The this alternative number of performance employees on measure 31 December . 2020 and on 31 March 2020 included respectively 185 and 164 employees of Fidelta, which has been sold to Selvita on 4 January 2021. Employees per site as of 31 March 2021 (total: 1,328 employees) 12 Galapagos NV • Q1 Report 2021

THE GALAPAGOS GROUP Risk factors We refer to the description of risk factors in the 2020 annual report, pp. 51-61, as supplemented by the description of risk factors in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, pp. 8-48. In summary, the principal risks and uncertainties faced by us relate to: commercialization, product development and regulatory approval; our financial position and need for additional capital; our reliance on third parties; our competitive position; our intellectual property; our organization, structure and operation (including the emergence of epidemics such as COVID-19); and market risks relating to our shares and ADSs. We also refer to the description of the group’s financial risk management given in the 2020 annual report, pp. 193-196, which remains valid. The Galapagos share Performance of the Galapagos share on Euronext and Nasdaq 13 Galapagos NV • Q1 Report 2021

THE GALAPAGOS GROUP Disclaimer and other information Galapagos NV is a limited liability company organized under the laws of Belgium, having its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium. Throughout this report, the term “Galapagos NV” refers solely to the non-consolidated Belgian company and references to “we,” “our,” “the group” or “Galapagos” include Galapagos NV together with its subsidiaries. With the exception of filgotinib’s approval for the treatment of rheumatoid arthritis by the European Commission and Japanese Ministry of Health, Labour and Welfare, our drug candidates mentioned in this report are investigational; their efficacy and safety have not been fully evaluated by any regulatory authority. This report is published in Dutch and in English. In case of inconsistency between the Dutch and the English versions, the Dutch version shall prevail. Galapagos is responsible for the translation and conformity between the Dutch and English version. This report is available free of charge and upon request addressed to: Galapagos NV Investor Relations Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium Tel: +32 15 34 29 00 Email: ir@glpg.com A digital version of this report is available on our website, www.glpg.com. We will use reasonable efforts to ensure the accuracy of the digital version, but we do not assume responsibility if inaccuracies or inconsistencies with the printed document arise as a result of any electronic transmission. Therefore, we consider only the printed version of this report to be legally valid. Other information on our website or on other websites does not form a part of this report. Jyseleca® is a trademark of Galapagos NV and Gilead Sciences, Inc. or its related companies. Listings Euronext Amsterdam and Brussels: GLPG Nasdaq: GLPG Forward-looking statements This report contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “estimate,” “may,” “will,” “could,” “stand to,” “continue,” as well as similar expressions. Forward-looking statements contained in this report include, but are not limited to, statements made in the “Letter from the management”, the information provided in the section captioned “Outlook 2021”, guidance from management regarding the expected operational use of cash during financial year 2021, statements regarding the amount and timing of potential future milestones, opt-in and/or royalty payments by Gilead, Galapagos’ strategic R&D ambitions, including progress on our fibrosis portfolio, and potential changes of such ambitions, statements regarding the strategic re-evaluation, our statements and expectations regarding commercial sales of filgotinib, statements regarding the global R&D collaboration with Gilead and regarding the amendment of our arrangement with Gilead for the commercialization and development of filgotinib, 14 Galapagos NV • Q1 Report 2021

THE GALAPAGOS GROUP statements regarding the expected timing, design and readouts of ongoing and planned clinical trials (i) with filgotinib in ulcerative colitis and Crohn’s disease, (ii) with GLPG4716 in IPF, (iii) with GLPG3970 in inflammation, ulcerative colitis, rheumatoid arthritis and psoriatic arthritis, (iv) with GLPG0555, GLPG4399 and GLPG3121 in inflammation, (v) with GLPG3667 in psoriasis, (vi) with GLPG2737 in PCKD, (vii) with GLPG4876 in inflammation, and (viii) with GLPG4586 in fibrosis, statements relating to interactions with regulatory authorities, the timing or likelihood of additional regulatory authorities’ approval of marketing authorization for filgotinib for RA, UC or any other indication, including the UC and IBD indications for filgotinib in Europe, the UK, Japan, and the U.S., such additional regulatory authorities requiring additional studies, the timing or likelihood of pricing and reimbursement interactions for filgotinib, statements relating to the build-up of our commercial organization and commercial sales for filgotinib, including in Europe, the expected impact of COVID-19, and our strategy, business plans and focus. We caution the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause our actual results, financial condition and liquidity, performance or achievements, or the development of the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that our expectations regarding our 2021 revenues and financial results and our 2021 operating expenses may be incorrect (including because one or more of our assumptions underlying our revenue or expense expectations may not be realized), the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including the risk that data from our ongoing and planned clinical research programs in rheumatoid arthritis, Crohn’s disease, ulcerative colitis, idiopathic pulmonary fibrosis, osteoarthritis, and other inflammatory indications may not support registration or further development of our product candidates due to safety, efficacy, or other reasons), our reliance on collaborations with third parties (including our collaboration partner, Gilead), the timing of and the risks related to implementing the amendment of our arrangement with Gilead for the commercialization and development of filgotinib, estimating the commercial potential of our product candidates and Galapagos’ expectations regarding the costs and revenues associated with the transfer of European commercialization rights to filgotinib may be incorrect, and the uncertainties relating to the impact of the COVID-19 pandemic. A further list and description of these risks, uncertainties and other risks can be found in our Securities and Exchange Commission filing and reports, including in our most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. We also refer to the “Risk Factors” section of this report. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. We expressly disclaim any obligation to update any such forward-looking statements in this document to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. 15 Galapagos NV • Q1 Report 2021

Financial statements Unaudited condensed consolidated interim financial statements for the first three months of 2021 Forward with confidence

FINANCIAL STATEMENTS Unaudited condensed consolidated interim financial statements for the first three months of 2021 Consolidated statements of income and comprehensive income/loss (-) Consolidated income statement Three months ended 31 March (thousands of €, except per share data) 2021 2020(*) Revenues 113,892 94,817 Other income 10,266 8,743 Total revenues and other income 124,158 103,560 Research and development expenditure (129,960) (115,453) Sales and marketing expenses (14,574) (9,836) General and administrative expenses (30,422) (24,489) Total operating expenses (174,956) (149,778) Operating loss (50,798) (46,218) Fair value re-measurement of warrants 1,970 (20,529) Other financial income 47,500 39,682 Other financial expenses (11,345) (24,858) Loss before tax (12,673) (51,922) Income taxes (157) (336) Net loss from continuing operations (12,830) (52,258) Net profit from discontinued operations, net of tax 22,191 1,657 Net profit/loss (–) 9,361 (50,601) Net profit/loss (–) attributable to: Owners of the parent 9,361 (50,601) Basic income/loss (–) per share 0.14 (0.78) Diluted income/loss (–) per share 0.14 (0.78) Basic and diluted loss per share from continuing operations (0.20) (0.81) (*) The comparatives of 31 March 2020 have been restated to consider the impact of classifying the Fidelta business as discontinued operations in 2020. The accompanying notes form an integral part of these condensed consolidated financial statements. 17 Galapagos NV • Q1 Report 2021

FINANCIAL STATEMENTS Consolidated statement of comprehensive income / loss (–) Three months ended 31 March (thousands of €) 2021 2020(*) Net profit/loss (–) 9,361 (50,601) Items that may be reclassified subsequently to profit or loss: Translation differences, arisen from translating foreign activities 298 401 Realization of translation differences upon sale of foreign operations 731—Other comprehensive income/loss (–), net of income tax 1,029 401 Total comprehensive income/loss (–) attributable to: Owners of the parent 10,390 (50,200) Total comprehensive income/loss (–) attributable to owners of the parent arises from: Continuing operations (12,532) (51,508) Discontinued operations 22,922 1,308 Total comprehensive income/loss (–) 10,390 (50,200) (*) The comparatives of 31 March 2020 have been restated to consider the impact of classifying the Fidelta business as discontinued operations in 2020. The accompanying notes form an integral part of these condensed consolidated financial statements. 18 Galapagos NV • Q1 Report 2021

FINANCIAL STATEMENTS Consolidated statements of financial position 31 March 31 December (thousands of €) 2021 2020 Assets Intangible assets 65,738 67,565 Property, plant and equipment 111,294 103,378 Deferred tax assets 4,440 4,475 Non-current trade receivables—50,000 Non-current R&D incentives receivables 118,199 111,624 Other non-current assets 4,466 11,343 Non-current assets 304,136 348,384 Trade and other receivables 156,242 148,418 Current R&D incentives receivables 24,105 24,104 Current financial investments 2,560,743 3,026,278 Cash and cash equivalents 2,553,950 2,135,187 Other current assets 15,882 11,953 Current assets from continuing operations 5,310,922 5,345,941 Assets classified as held for sale—23,406 Total current assets 5,310,922 5,369,347 Total assets 5,615,059 5,717,731 Equity and liabilities Share capital 291,852 291,312 Share premium account 2,729,558 2,727,840 Other reserves (10,700) (10,907) Translation differences (2,367) (3,189) Accumulated losses (306,881) (334,701) Total equity 2,701,462 2,670,355 Retirement benefit liabilities 14,859 14,996 Non-current lease liabilities 22,176 23,035 Other non-current liabilities 7,526 8,096 Non-current deferred income 2,263,674 2,365,974 Non-current liabilities 2,308,235 2,412,101 19 Galapagos NV • Q1 Report 2021

FINANCIAL STATEMENTS 31 March 31 December (thousands of €) 2021 2020 Current lease liabilities 6,475 6,401 Trade and other liabilities 161,867 172,386 Current tax payable 1,083 1,248 Current financial instruments 1,194 3,164 Current deferred income 434,743 443,159 Current liabilities from continuing operations 605,362 626,357 Liabilities directly associated with assets classified as held for sale—8,917 Total current liabilities 605,362 635,274 Total liabilities 2,913,597 3,047,375 Total equity and liabilities 5,615,059 5,717,731 The accompanying notes form an integral part of these condensed consolidated financial statements. 20 Galapagos NV • Q1 Report 2021

FINANCIAL STATEMENTS Consolidated cash flow statements Three months ended 31 March (thousands of €) 2021 2020 Net profit/loss (–) of the period 9,361 (50,601) Adjustment for non-cash transactions (7,980) 22,935 Adjustment for items to disclose separately under operating cash flow 792 (747) Adjustment for items to disclose under investing and financing cash flows (28,842) (2,596) Change in working capital other than deferred income 19,673 52,481 Decrease in deferred income (113,164) (91,677) Cash used in operations (120,161) (70,205) Interest paid (1,482) (171) Interest received 648 2,745 Corporate taxes paid (214) (1,243) Net cash flows used in operating activities (121,209) (68,874) Purchase of property, plant and equipment (8,488) (2,866) Purchase of and expenditure in intangible fixed assets (243) (10,159) Purchase of current financial investments (201,188) (2,187,948) Interest received related to current financial investments 6 2,596 Sale of current financial investments 677,032 3,130,686 Cash in from disposal of subsidiaries, net of cash disposed of 28,696—Acquisition of financial assets—(2,670) Proceeds from sale of financial assets held at fair value through profit or loss 4,045—Net cash flows generated from investing activities 499,859 929,640 Payment of lease liabilities (1,780) (1,425) Proceeds from capital and share premium increases from exercise of subscription rights 2,258 5,355 Net cash flows generated from financing activities 478 3,930 Increase in cash and cash equivalents 379,129 864,695 21 Galapagos NV • Q1 Report 2021

FINANCIAL STATEMENTS Three months ended 31 March (thousands of €) 2021 2020 Cash and cash equivalents at beginning of the period 2,143,071 1,861,616 Increase in cash and cash equivalents 379,129 864,695 Effect of exchange rate differences on cash and cash equivalents 31,750 17,261 Cash and cash equivalents at the end of the period 2,553,950 2,743,573 The accompanying notes form an integral part of these condensed consolidated financial statements. 31 March (thousands of €) 2021 2020 Current financial investments 2,560,743 2,978,805 Cash and cash equivalents 2,553,950 2,743,573 Current financial investments and cash and cash equivalents 5,114,693 5,722,378 The accompanying notes form an integral part of these condensed consolidated financial statements. 22 Galapagos NV • Q1 Report 2021

Galápagos
FINANCIAL STATEMENTS

Consolidated statements of changes in equity

(thousands of €)	Share capital	Share premium account	Translation differences	Other reserves	Accumul. Losses	Total
On 1 January 2020	**287,282**	**2,703,583**	**(1,142)**	**(4,842)**	**(109,223)**	**2,875,658**
Net loss					(50,601)	(50,601)
Other comprehensive income/loss (-)			478	(77)		401
Total comprehensive income/loss (-)			**478**	**(77)**	**(50,601)**	**(50,200)**
Share-based compensation					9,227	9,227
Exercise of subscription rights	824	4,531				5,355
On 31 March 2020	**288,106**	**2,708,114**	**(663)**	**(4,919)**	**(150,597)**	**2,840,041**
On 1 January 2021	**291,312**	**2,727,840**	**(3,189)**	**(10,907)**	**(334,701)**	**2,670,355**
Net profit					9,361	9,361
Other comprehensive income			822	207		1,029
Total comprehensive income			**822**	**207**	**9,361**	**10,390**
Share-based compensation					18,459	18,459
Exercise of subscription rights	540	1,718				2,258
On 31 March 2021	**291,852**	**2,729,558**	**(2,367)**	**(10,700)**	**(306,881)**	**2,701,462**

The accompanying notes form an integral part of these condensed consolidated financial statements.

23
Galapagos NV • Q1 Report 2021

FINANCIAL STATEMENTS Notes to the unaudited condensed consolidated interim financial statements for the first three months of 2021 Basis of preparation These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union and as issued by the IASB. The condensed consolidated interim financial statements do not contain all information required for an annual report and should therefore be read in conjunction with our Annual Report 2020. Impact of COVID-19 on the financial statements To date, we have experienced limited impact on our financial performance, financial position, cash flows and significant judgements and estimates, although we continue to face additional risks and challenges associated with the impact of the outbreak. We refer to the section Covid-19 impact in this Q1 report for a comprehensive overview of the impact of Covid-19 on the business evolution of Galapagos. Significant accounting policies There were no significant changes in accounting policies applied by us in these condensed consolidated interim financial statements compared to those used in the most recent annual consolidated financial statements of 31 December 2020. New standards and interpretations applicable for the annual period beginning on 1 January 2021 did not have any impact on our condensed consolidated interim financial statements. We have not early adopted any other standard, interpretation, or amendment that has been issued but is not yet effective. 24 Galapagos NV • Q1 Report 2021

FINANCIAL STATEMENTS Details of the unaudited condensed consolidated interim results Revenues and other income Revenues The following table summarizes our revenues for the three months ended 31 March 2021 and 2020. Three months ended 31 March (thousands of €) Over time Point in time 2021 2020 Recognition of non-refundable upfront payments and license fees 105,226 88,287 Gilead collaboration agreement for filgotinib 47,405 32,105 Gilead collaboration agreement for drug discovery platform 57,821 56,182 Milestone payments 7,865 3,272 Gilead collaboration agreement for filgotinib 7,865 3,272 Reimbursement income—3,193 Novartis collaboration agreement for MOR106—3,193 Other revenues 43 66 Other revenues 43 66 Commercial revenues 758—Sale of goods 79—Royalties 678—Total revenues 113,892 94,817 Revenues (€113.9 million for the first three months of 2021, compared to €94.8 million for the first three months of 2020) were higher mainly driven by the increase in revenue recognition of upfront consideration and milestone payments received in the scope of the collaboration with Gilead for filgotinib amounting to €55.3 million for the first three months of 2021 (€35.4 million for the same period last year). The increased cost share and the additional upfront consideration as a consequence of the renegotiated arrangement between Gilead and Galapagos in December 2020, as well as the milestones for the approval of filgotinib in Europe and Japan achieved in the third quarter of 2020, all contributed to this increase in revenues. 25 Galapagos NV • Q1 Report 2021

Galápagos
FINANCIAL STATEMENTS

The rollforward of the outstanding balance of the current and non-current deferred income between 1 January 2021 and 31 March 2021 can be summarized as follows:

(thousands of €)	Total	Gilead collaboration agreement for filgotinib	Gilead collaboration agreement for drug discovery platform[1]	Other deferred income (grants)
On 31 December 2020	2,809,133	818,654	1,990,412	67
Significant financing component[2]	2,447	2,447		
Revenue recognition of upfront payments	(105,226)	(47,405)	(57,821)	
Revenue recognition of milestone payments	(7,865)	(7,865)		
Other movements	(67)			(67)
On 31 March 2021	2,698,417	765,829	1,932,589	-

(1) The outstanding balance at 31 March 2021 and at 31 December 2020 comprises the issuance liability for the subsequent warrant B and the upfront payment allocated to the drug discovery platform.
(2) With regard to the additional consideration received for the extended cost sharing for filgotinib, we assume the existence of a significant financing component reflecting the time value of money on the estimated recognition period.

Other income

Other income (€10.3 million for the first three months of 2021, compared to €8.7 million for the first three months of 2020) increased by €1.6 million, mainly driven by higher incentives income from the government for R&D activities.

Results from continuing operations

We realized a net loss from continuing operations of €12.8 million for the first three months of 2021, compared to a net loss of €52.3 million in the first three months of 2020.

We reported an operating loss amounting to €50.8 million for the first three months of 2021, compared to an operating loss of €46.2 million for the same period last year.

Our R&D expenditure in the first three months of 2021 amounted to €130.0 million, compared to €115.5 million in the first three months of 2020. This increase was due to an increase of €3.4 million in subcontracting costs primarily related to our filgotinib program, our Toledo program and other clinical programs, compensated by a decrease for ziritaxestat, the OA program with GLPG1972 and the AtD program with MOR106. Furthermore, personnel costs increased by €10.1 million from €30.3 million in the first three months of 2020 to €40.4 million in the first three months of 2021. This increase is explained by a planned headcount increase and increased costs of the subscription right plans.

26
Galapagos NV • Q1 Report 2021

FINANCIAL STATEMENTS The table below summarizes our R&D expenditure for the three months ended 31 March 2021 and 2020, broken down by program. Three months ended 31 March (thousands of €) 2021 2020 Filgotinib program (36,932) (29,296) Ziritaxestat program (10,513) (13,783) OA program with GLPG1972 (636) (6,427) Toledo program (27,823) (16,871) AtD program with MOR106 (152) (4,248) Other programs (53,904) (44,828) Total research and development expenditure (129,960) (115,453) Our G&A and S&M expenses were €45.0 million in the first three months of 2021, compared to €34.3 million in the first three months of 2020. This increase mainly resulted from higher personnel costs for €9.6 million (€26.5 million in the first three months of 2021 compared to €16.9 million in the same period last year). This increase was due to a planned headcount increase following the commercial launch of filgotinib in Europe as well as higher costs of the subscription right plans. In the first three months of 2021, we reported a non-cash fair value gain from the re-measurement of initial warrant B issued to Gilead, amounting to €2.0 million, mainly due to the decreased implied volatility of the Galapagos share price as well as its evolution between 31 December 2020 and 31 March 2021. Net other financial income in the first three months of 2021 amounted to €36.2 million (as compared to €14.8 million in the same period last year), which was primarily attributable to €45.5 million of currency exchange gains on our cash and cash equivalents and current financial investments in U.S. dollars (as compared to €34.3 million in the first three months of 2020) and €3.6 million negative changes in (fair) value of current financial investments (€14.5 million in the same period last year). The other financial expenses also contained the effect of discounting our long term deferred income for €2.4 million (€4.4 million in the same period last year) and the fair value loss of financial assets held at fair value through profit or loss of €2.9 million (€2.7 million in the same period last year). Cash position Cash and cash equivalents and current financial investments totaled €5,114.7 million on 31 March 2021 (€5,169.3 million on 31 December 2020, including the cash and cash equivalents included in the assets classified as held for sale). A net decrease of €54.6 million in cash and cash equivalents and current financial investments was recorded during the first three months of 2021, compared to a net decrease of €58.4 million during the first three months of 2020. This net decrease was composed of (i) €127.7 million of operational cash burn, (ii) offset by €2.3 million of cash proceeds from capital and share premium increase from exercise of subscription rights in the first three months of 2021, (iii) €3.6 million of negative changes in (fair) value of current financial investments and €45.7 million of mainly positive exchange rate differences, and (iv) €28.7 million cash in from disposal of subsidiaries, net of cash disposed of. The operational cash burn (or operational cash flow if this performance measure is positive) is a financial measure that is not calculated in accordance with IFRS. Operational cash burn/cash flow is defined as the increase or decrease in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus: 27 Galapagos NV • Q1 Report 2021

FINANCIAL STATEMENTS i. the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated from/used in (–) financing activities ii. the net proceeds or cash used, if any, in acquisitions or disposals of businesses; the movement in restricted cash and movement in current financial investments, if any, included in the net cash flows generated from/used in (–) investing activities. This alternative performance measure is in our view an important metric for a biotech company in the development stage. The following table represents a reconciliation of the operational cash burn (–)/operational cash flow: Three months ended 31 March (thousands of €) 2021 2020 Increase in cash and cash equivalents (excluding effect of exchange differences) 379,129 864,695 Less: Net proceeds from capital and share premium increases (2,258) (5,355) Net sale of current financial investments (475,844) (942,738) Cash in from disposal of subsidiaries, net of cash disposed of (28,696)—Total operational cash burn (127,669) (83,398) Cash and cash equivalents and current financial investments comprised cash at banks, short-term bank deposits, treasury bills and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value. Our cash management strategy monitors and optimizes our liquidity position. Our cash management strategy allows short-term deposits with an original maturity exceeding three months while monitoring all liquidity aspects. Cash and cash equivalents comprised €1,358.0 million of term deposits which all had an original maturity longer than three months. All cash and cash equivalents are available upon maximum three months notice period and without significant penalty. Cash at banks were mainly composed of notice accounts and term deposits. Our credit risk is mitigated by selecting a panel of highly rated financial institutions for our deposits. Cash invested in highly liquid money market funds represented €1,107.4 million (€1,571.9 million on 31 December 2020) and are presented as current financial investments on 31 March 2021. The current financial investments also include treasury bills, amounting to €1,453.3 million on 31 March 2021 (€1,454.4 million on 31 December 2020). Our portfolio of treasury bills contains only AAA rated paper, issued by Germany and The Netherlands. Our money market funds portfolio consists of AAA short-term money market funds with a diversified and highly rated underlying portfolio managed by established fund management companies with a proven track record leading to an insignificant risk of changes in value. 31 March 31 December (thousands of €) 2021 2020 Cash at banks 1,195,911 1,239,993 Term deposits 1,358,039 895,194 Cash and cash equivalents from continuing operations 2,553,950 2,135,187 Cash and cash equivalents included in assets classified as held for sale—7,884 Total cash and cash equivalents 2,553,950 2,143,071 28 Galapagos NV • Q1 Report 2021

Galápagos
FINANCIAL STATEMENTS

On 31 March 2021, our cash and cash equivalents and current financial investments included $1,007.9 million held in U.S. dollars ($1,418.9 million on 31 December 2020) which could generate foreign exchange gains or losses in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR. The foreign exchange loss (-)/gain in case of a 10% change in the EUR/U.S. dollar exchange rate amounts to €86.0 million.

Finally, our balance sheet held R&D incentives receivables from the French government *(Crédit d'Impôt Recherche)*, to be received in four yearly tranches, and R&D incentives receivables from the Belgian Government, for a total of €142.3 million as at 31 March 2021.

Capital increase

On 31 March 2021, Galapagos NV's share capital was represented by 65,511,581 shares. All shares were issued, fully paid up and of the same class. The below table summarizes our capital increases for the period ended 31 March 2021.

(thousands of €, except share data)	Number of shares	Share capital	Share premium	Share capital and share premium	Average exercise price subscription rights (in €/subscription right)	Closing share price on date of capital increase (in €/share)
On 1 January 2021	65,411,767	291,312	2,727,840	3,019,153		
19 March 2021: exercise of subscription rights	99,814	540	1,718	2,258	22.62	68.48
On 31 March 2021	65,511,581	291,852	2,729,558	3,021,411		

29
Galapagos NV • Q1 Report 2021

Galápagos
FINANCIAL STATEMENTS

Note to the cash flow statement

(thousands of €)	Three months ended 31 March 2021	2020
Adjustment for non-cash transactions		
Depreciation and amortization	5,019	4,189
Share-based compensation expenses	18,459	9,227
Increase in retirement benefit obligations and provisions	95	90
Unrealized exchange gains (-)/losses and non-cash other financial result	(38,515)	(32,856)
Discounting effect of deferred income	2,447	4,435
Fair value re-measurement of warrants	(1,970)	20,529
Net change in (fair) value of current financial investments	3,572	14,507
Fair value adjustment financial assets held at fair value through profit or loss	2,913	2,745
Other non-cash expenses	-	70
Total adjustment for non-cash transactions	**(7,980)**	**22,935**
Adjustment for items to disclose separately under operating cash flow		
Interest expense	1,375	1,007
Interest income	(740)	(2,090)
Tax expense	157	336
Total adjustment for items to disclose separately under operating cash flow	**792**	**(747)**
Adjustment for items to disclose under investing and financing cash flows		
Gain on disposal of subsidiaries	(22,191)	-
Realized exchange gain on sale of current financial investments	(6,645)	-
Interest income on current financial assets	(6)	(2,596)
Total adjustment for items to disclose separately under investing and financing cash flow	**(28,842)**	**(2,596)**
Change in working capital other than deferred income		
Increase in inventories	(300)	(62)
Decrease in receivables	31,883	27,581
Increase/decrease (-) in liabilities	(11,911)	24,962
Total change in working capital other than deferred income	**19,673**	**52,481**

Fair value re-measurements

Gilead warrants B

The issuance of initial warrant B was approved on 22 October 2019 by the extraordinary general meeting of shareholders and is not yet exercised by Gilead at 31 March 2021. Initial warrant B has been valued on the basis of a Longstaff-Schwartz Monte Carlo model. The input data used in the model were derived from market observations (volatility, discount rate and share price) and from management estimates (number of shares to be issued and applied discount for lack of marketability). The recognized fair value gain of €2.0 million was mainly the result of a decrease in the implied volatility of our share price as well as its evolution between 31 December 2020 and 31 March 2021. The fair value of the financial liability related to the initial warrant B amounted to €1.2 million on 31 March 2021 and was presented as a current financial instrument.

30
Galapagos NV • Q1 Report 2021

FINANCIAL STATEMENTS Subsequent warrant B is still subject to approval by an extraordinary general meeting of shareholders and is therefore still presented as issuance liability in our deferred income. Discontinued operations The following disclosure illustrates the result of our discontinued operations, related to the sale of our fee-for- service business (Fidelta) to Selvita on 4 January 2021. 1. Disposal of subsidiaries (discontinued operations) 1.1. Consideration received (thousands of €) 4 January 2021 Consideration received in cash and cash equivalents 37,080 Total consideration received 37,080 1.2. Analysis of assets and liabilities over which control was lost (thousands of €) 4 January 2021 Intangible assets 21 Property, plant and equipment 10,050 Other non-current assets 160 Trade and other receivables 4,428 Cash and cash equivalents 7,884 Other current assets 863 Total assets 23,406 Non-current lease liabilities 4,115 Other non-current liabilities 70 Trade and other liabilities 4,479 Current lease liabilities 727 Income tax payable 356 Total liabilities 9,747 Net assets disposed of 13,658 1.3. Gain on disposal of subsidiaries (thousands of €) Consideration received 37,080 Net assets disposed of (13,658) Effect of cumulative translation adjustments reclassified from equity on loss of control (731) Costs associated to the sale (500) Gain on disposal 22,191 31 Galapagos NV • Q1 Report 2021

FINANCIAL STATEMENTS 1.4. Net cash inflow on disposal of subsidiaries (thousands of €) Consideration received in cash and cash equivalents 37,080 Less: cash and cash equivalents balances disposed of (7,884) Total consideration received, net of cash disposed of 29,196 Costs associated to the sale (500) Cash in from disposal of subsidiaries, net of cash disposed of 28,696 2. Result from discontinued operations Three months ended 31 March (thousands of €, except share and per share data) 2021 2020 Revenues—3,356 Other income — Total revenues and other income—3,356 Gain on disposal of subsidiaries 22,191 Research and development expenditure—(1,310) Sales and marketing expenses—General and administrative expenses—(413) Total operating expenses—(1,723) Operating profit 22,191 1,633 Other financial income—40 Other financial expenses—(16) Profit before tax 22,191 1,657 Income taxes — Net profit 22,191 1,657 Basic income per share from discontinued operations 0.34 0.03 Diluted income per share from discontinued operations 0.34 0.02 Weighted average number of shares—Basic (in thousands of shares) 65,425 64,690 Weighted average number of shares—Diluted (in thousands of shares) 65,944 68,123 32 Galapagos NV • Q1 Report 2021

Galápagos
FINANCIAL STATEMENTS

3. Cash flows from discontinued operations

	Three months ended 31 March	
(thousands of €)	2021	2020
Net cash flows generated from operating activities	-	1,998
Net cash flows generated from/used in (-) investing activities	28,696	(447)
Net cash flows used in financing activities	-	(183)
Net cash flows from discontinued operations	**28,696**	**1,368**

Contingencies and commitments

Contractual obligations and commitments

We have certain purchase commitments principally with CRO subcontractors and certain collaboration partners.

On 31 March 2021, we had outstanding obligations for purchase commitments, which become due as follows:

(thousands of €)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Purchase commitments	319,267	252,913	52,599	13,093	662

In addition to the table above, we have a contractual cost sharing obligation related to our collaboration agreement with Gilead for filgotinib. The contractual cost sharing commitment amounted to €482.8 million at 31 March 2021 for which we have direct purchase commitments of €23.5 million at 31 March 2021 reflected in the table above.

Contingent liabilities and assets

We refer to our Annual Report 2020 for a description of our contingent liabilities and assets.

Events after the end of the reporting period

On 30 April 2021, the supervisory board of Galapagos approved "Subscription Right Plan 2021 RMV", a subscription right plan intended for the employees of its French subsidiary, Galapagos SASU, "Subscription Right Plan 2021 ROW", a subscription right plan intended for the employees of its other non-Belgian subsidiairies and "Subscription Right Plan 2021 BE", a subscription right plan intended for the employees of the company and its Belgian subsidiaries, within the framework of the authorized capital. Under these subscription right plans, 2,736,250 subscription rights were created, subject to acceptances, and offered to the beneficiaries of the plans. The subscription rights have an exercise term of eight years as of the date of the offer and have an exercise price of €64.76 (the closing price of the share on Euronext Amsterdam and Brussels on the day preceding the date of the offer). The subscription rights are not transferable. Subscription rights granted under Subscription Right Plan 2021 BE can in principle not be exercised prior to 1 January 2025 and subscription rights granted under Subscription Right Plan 2021 RMV and Subscription Right Plan 2021 ROW vest in instalments: with 25% of each grant being exercisable as of 1 January 2023, 25% as of 1 January 2024 and 50% (the remainder) as of 1 January 2025. Each subscription right gives the right to subscribe to one new Galapagos share.

We note that Dr. Rajesh Parekh and Ms. Katrine Bosley were re-appointed as members of the supervisory board by the shareholders' meeting of 28 April 2021 for a period of four years and for a period of one year respectively. Ms. Katrine Bosley is an independent supervisory board member within the meaning of article 7:87 of the Belgian Companies Code and article 3.5 of the Belgian Corporate Governance Code 2020.

Approval of interim financial statements

The interim financial statements were approved by the management board on 5 May 2021.

33
Galapagos NV • Q1 Report 2021

OTHER INFORMATION Glossary of terms 100 points clinical response Percentage of patients achieving a 100-point decrease in CDAI score during a clinical trial in CD patients ACR American College of Rheumatology ACR20 (ACR 20/50/70) American College of Rheumatology 20% response rate signifies a 20% or greater improvement in the number of swollen and tender joints as well as a 20% or greater improvement in three out of five other disease-activity measures. ACR50 and ACR70 reflect the same, for 50% and 70% response rates, respectively Adenovirus A common virus that causes cold-like symptoms and is used as a research tool for the lab in the discovery of new drugs ADPKD Autosomal dominant polycystic kidney disease, a disease where typically both kidneys become enlarged with fluid-filled cysts, leading to kidney failure. Other organs may be affected as well ADS American Depositary Share; Galapagos has a Level 3 ADS listed on Nasdaq with ticker symbol GLPG and CUSIP number 36315X101. One ADS is equivalent to one ordinary share in Galapagos NV AFM Dutch Authority for the Financial Markets Anemia Condition in which the patient has an inadequate number of red blood cells to carry oxygen to the body’s tissues Ankylosing spondylitis (AS) AS is a systemic, chronic, and progressive spondyoloarthropathy primarily affecting the spine and sacroiliac joints, and progressing into severe inflammation that fuses the spine, leading to permanent painful stiffness of the back Anti-TNF Tumor necrosis factor. An anti-TNF drug acts by modulation of TNF Assays Laboratory tests to determine characteristics 34 Galapagos NV • Q1 Report 2021

OTHER INFORMATION ATS ATS, the American Thoracic Society improves global health by advancing research, patient care, and public health in pulmonary disease, critical illness, and sleep disorders Attrition rate The historical success rate for drug discovery and development, based on publicly known development paths. Statistically seen, investment in at least 12 target-based programs is required to ensure that at least one of these will reach a Phase 3 study. Most new drug R&D programs are discontinued before reaching Phase 3 because they are not successful enough to be approved Autotaxin (ATX) An enzyme important for generating the signaling molecule lypophosphatidic acid (LPA). Ziritaxestat targets autotaxin for IPF and SSc BID dosing Twice-daily dosing (bis in die) Bioavailability Assessment of the amount of product candidate that reaches a body’s systemic circulation after (oral) administration Biomarker Substance used as an indicator of a biological process, particularly to determine whether a product candidate has a biological effect Black & Scholes model A mathematical description of financial markets and derivative investment instruments that is widely used in the pricing of European options and subscription rights Bleomycin model A preclinical model involving use of bleomycin (a cancer medication) to induce IPF symptoms Bridging trial Clinical trial performed to “bridge” or extrapolate one dataset to that for another situation, i.e. to extrapolate data from one population to another for the same drug candidate, or to move from IV to subcutaneous dosing CALOSOMA Phase 1 program with GLPG3970 in psoriasis Cash position Current financial investments and cash and cash equivalents CDAI Crohn’s Disease Activity Index, evaluating patients on eight different factors, each of which has a pre-defined weight as a way to quantify the impact of CD 35 Galapagos NV • Q1 Report 2021

OTHER INFORMATION CDAI remission In the FITZROY trial, the percentage of patients with CD who showed a reduction of CDAI score to <150 CFTR Cystic fibrosis transmembrane conductance regulator (CFTR) is a membrane protein and chloride channel in vertebrates that is encoded by the CFTR gene. It is hypothesized that inhibition of the CFTR channel might reduce cyst growth and enlargement for patients with ADPKD. GLPG2737 is a CFTR inhibitor CHIT1/AMCase Chitotriosidase (CHIT1) is a protein coding gene, and AMCase is an inactive acidic mamalian chitinase. CHIT1 is predominantly involved in macrophage activation. Inhibition of chitinase activity translates into a potential therapeutic benefit in lung diseases like IPF, as shown in preclinical models. GLPG4716 is a CHIT1/AMCase inhibitor targeting a key pathway in tissue remodeling CHMP Committee for Medicinal Products for Human Use is the European Medicines Agency’s (EMA) committee responsible for human medicines and plays a vital role in the authorization of medicines in the European Union (EU) CIR Crédit d’Impôt Recherche, or research credit. Under the CIR, the French government refunds up to 30% of the annual investment in French R&D operations, over a period of three years. Galapagos benefits from the CIR through its operations in Romainville, just outside Paris Clinical Proof of Concept (PoC) Point in the drug development process where the product candidate first shows efficacy in a therapeutic setting Complete Response Letter (CRL) A letter send by the FDA to indicate that the review cycle for an application is complete and the application is not ready for approval in its present form Compound A chemical substance, often a small molecule with drug-like properties Contract research organization (CRO) Organization which provides drug discovery and development services to the pharmaceutical, biotechnology and medical devices industry Corticosteroids Any of a group of steroid hormones produced in the adrenal cortex or made synthetically. They have various metabolic functions and some are used to treat inflammation Crohn’s disease (CD) An IBD involving inflammation of the small and large intestines, leading to pain, bleeding, and ultimately in some cases surgical removal of parts of the bowel 36 Galapagos NV • Q1 Report 2021

OTHER INFORMATION CRP C-reactive protein is a protein found in the blood, the levels of which rise in response to inflammation Cytokine A category of small proteins which play important roles in signaling in processes in the body DARWIN Phase 2 program for filgotinib in RA. DARWIN 1 explored three doses, in twice-daily and once-daily administration, for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who remained on their stable background treatment with MTX. DARWIN 2 explored three once-daily doses for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who washed out of their treatment with MTX. DARWIN 1 and 2 were double-blind, placebo-controlled trials which recruited approximately 900 patients globally and for which results were reported in 2015. DARWIN 3 is a long term extension trial in which all patients are on 200 mg filgotinib, except for U.S. males who are on 100 mg. The week 156 results from DARWIN 3 were reported in 2019 DDI study Drug-drug interaction study. This type of study will assess if there is a change in the action or side effects of a drug caused by concomitant administration with another drug Deep venous thrombosis (DVT) The formation of one or more blood clots in one of the body’s large veins, most commonly in the lower limbs. The blood clots can travel to the lung and cause a pulmonary embolism Degradation The process by which proteins are lost through the use of drugs such as PROTACs or small molecules Development All activities required to bring a new drug to the market. This includes preclinical and clinical development research, chemical and pharmaceutical development and regulatory filings of product candidates Discovery Process by which new medicines are discovered and/or designed. At Galapagos, this is the department that oversees target and drug discovery research through to nomination of preclinical candidates Disease-modifying Addresses the disease itself, modifying the disease progression, not just the symptoms of the disease DIVERGENCE Phase 2 programs with filgotinib in Crohn’s disease. DIVERGENCE 1 was an exploratory study in small bowel CD and DIVERGENCE 2 in fistulizing CD DIVERSITY Phase 3 program evaluating filgotinib in CD 37 Galapagos NV • Q1 Report 2021

OTHER INFORMATION DLCO DLCO (diffusion capacity of the lung for carbon monoxide) is the extent to which oxygen passes from the air sacs of the lungs into the blood. This is measured in IPF patients DMARDs Disease modifying anti rheumatic drugs; these drugs address the disease itself rather than just the symptoms Dose-range finding study Phase 2 clinical study exploring the balance between efficacy and safety among various doses of treatment in patients. Results are used to determine doses for later studies Double-blind Term to characterize a clinical trial in which neither the physician nor the patient knows if the patient is taking placebo or the treatment being evaluated Efficacy Effectiveness for intended use EMA European Medicines Agency, in charge of European market authorization of new medications Endoscopy A non-surgical procedure involving use of an endoscope to examine a person’s digestive tract Esbriet An approved drug (pirfenidone) for IPF, marketed by Roche Fast Track A designation by the FDA of an investigational drug for expedited review to facilitate development of drugs which treat a serious or life-threatening condition and fill an unmet medical need FDA The U.S. Food and Drug Administration is an agency responsible for protecting and promoting public health and in charge of American market approval of new medications Fee-for-service Payment system where the service provider is paid a specific amount for each procedure or service performed Fibrotic score The Ashcroft fibrotic score involves measuring pulmonary fibrosis through examination of histopathology tissue FIH First-in-human clinical trial, usually conducted in healthy volunteers with the aim to assess the safety, tolerability and pharmacokinetics of the product candidate 38 Galapagos NV • Q1 Report 2021

OTHER INFORMATION Filgotinib Formerly known as GLPG0634, commercial name is Jyseleca. Small molecule preferential JAK1 inhibitor, approved in RA in Europa and Japan. Application for approval for ulcerative colitis was filed in Europe and Japan. Filgotinib is partnered with Gilead. Filgotinib currently is in Phase 3 trials in CD FINCH Phase 3 program evaluating filgotinib in RA Fistulizing CD Fistulae are inflammatory tracts that most often occur between the distal colon and the perianal region. Fistulae are one of the most severe sequelae of luminal CD and the lifetime risk of occurrence is close to 50% of those with active CD FITZROY A double-blind, placebo controlled Phase 2 trial with filgotinib in 177 CD patients for up to 20 weeks. Full results were published in The Lancet in 2016 FORM 20-F Form 20-F is an SEC filing submitted to the US Securities and Exchange Commission FRI Functional respiratory imaging is a technology which enhances 3D visualization and quantification of a patient’s airway and lung geometry FSMA The Belgian market authority: Financial Services and Markets Authority, or Autoriteit voor Financiële Diensten en Markten FTE Full-time equivalent; a way to measure an employee’s involvement in a project. For example, an FTE of 1.0 means that the equivalent work of one full-time worker was used on the project Futility analysis Analysis of the likelihood of a trial to meet its primary endpoint, based on a subset of the total information to be gathered. The term ‘futility’ is used to refer to the low likelihood of a clinical trial to achieve its objectives. In particular, stopping a clinical trial when the interim results suggest that it is unlikely to achieve statistical significance can save resources that could be used on more promising research FVC Forced vital capacity is the amount of air which can be forcibly exhaled from the lungs after taking the deepest breath possible. FVC is used to help determine both the presence and severity of lung diseases such as IPF G&A expenses General & administrative expenses 39 Galapagos NV • Q1 Report 2021

OTHER INFORMATION Genome An organism’s complete set of genetic information needed to build that organism and allow it to grow and develop GLIDER Phase 2 Proof of Concept trial with SIK2/SIK3 inhibitor GLPG3970 in Sjögren’s syndrome GLPG0555 A JAK1 inhibitor currently in Phase 1b in osteoarthritis GLPG0634 Molecule number currently known as filgotinib and Jyseleca GLPG1205 A GPR84 inhibitor discovered by us. Development of GLPG1205 was deprioritized in 2021 GLPG1690 Autotaxin inhibitor discovered by us and currently known as ziritaxestat. All development with ziritaxestat was discontinued in February 2021 GLPG2737 A compound currently in Phase 2 in PKCD. This compound is part of the CF collaboration with AbbVie but Galapagos retained rights outside of CF GLPG3121 A compound currently in Phase 1 targeting JAK1/TYK2 directed toward inflammation GLPG3667 A TYK2 kinase inhibitor discovered by us, currently in Phase 1b in psoriasis GLPG3970 A SIK2/SIK3 inhibitor currently in multiple Phase 2 Proof of Concept studies. Currently the lead molecule in the Toledo program GLPG4059 A compound currently in Phase 1 with undisclosed mode of action directed toward metabolic diseases. Development of GLPG4059 was deprioritized in 2021 GLPG4399 A SIK3 inhibitor currently in the preclinical phase directed toward inflammation GLPG4586 A compound with undisclosed mode of action currently in the preclinical phase directed toward fibrosis. This is the first preclinical candidate to emerge from the collaboration with Fibrocor 40 Galapagos NV • Q1 Report 2021

OTHER INFORMATION GLPG4605 A SIK2/SIK3 inhibitor in the preclinical phase, currently directed toward fibrosis GLPG4716 A chitinase inhibitor inlicensed from OncoArendi in preparation for Phase 2 in IPF GLPG4876 A SIK2/SIK3 inhibitor in the preclinical phase, currently directed toward inflammation. This molecule was selected for acceleration in 2021 GPR84 inhibitor Drug candidate aimed at inhibiting or blocking G-protein coupled receptor 84. GLPG1205 is a GPR84 inhibitor aimed at IPF HDL High-density lipoprotein. HDL scavenges and reduces low-density lipoprotein (LDL) which contributes to heart disease at high levels. High levels of HDL reduce the risk for heart disease, while low levels of HDL increase the risk of heart disease Hemoglobin A protein inside red blood cells that carries oxygen from the lungs to tissues and organs in the body and carries carbon dioxide back to the lungs Histology Study of the microscopic structures of tissues Histopathology Microscopic examination of tissues for manifestations of a disease IBD Inflammatory Bowel Disease. This is a general term for an autoimmune disease affecting the bowel, including CD and UC. CD affects the small and large intestine, while UC affects the large intestine. Both diseases involve inflammation of the intestinal wall, leading to pain, bleeding, and ultimately, in some cases, surgical removal of part of the bowel In-/out-licensing Receiving/granting permission from/to another company or institution to use a brand name, patent, or other proprietary right, in exchange for a fee and/or royalty In vitro Studies performed with cells outside their natural context, for example in a laboratory In vivo Studies performed with animals in a laboratory setting Inflammatory diseases A large, unrelated group of disorders associated with abnormalities in inflammation 41 Galapagos NV • Q1 Report 2021

OTHER INFORMATION Inspiratory capacity Total lung capacity or the amount of gas contained in the lung at the end of a maximal inhalation Intellectual property Creations of the mind that have commercial value and are protected or protectable, including by patents, trademarks or copyrights Intersegment Occurring between the different operations of a company Investigational New Drug (IND) Application United States Federal law requires a pharmaceutical company to obtain an exemption to ship an experimental drug across state lines, usually to clinical investigators, before a marketing application for the drug has been approved. The IND is the means by which the sponsor obtains this exemption, allowing them to perform clinical studies IPF Idiopathic pulmonary fibrosis. A chronic and ultimately fatal disease characterized by a progressive decline in lung function. Pulmonary fibrosis involves scarring of lung tissue and is the cause of shortness of breath. Fibrosis is usually associated with a poor prognosis. The term “idiopathic” is used because the cause of pulmonary fibrosis is still unknown ISABELA Phase 3 clinical program investigating ziritaxestat in IPF patients. All development with ziritaxestat was discontinued in February 2021 JAK Janus kinases (JAK) are critical components of signaling mechanisms utilized by a number of cytokines and growth factors, including those that are elevated in RA. Filgotinib is a preferential JAK1 inhibitor Jyseleca® Jyseleca® is the brand name for filgotinib LADYBUG Phase 2 program with GLPG3970 in rheumatoid arthritis LDL Low-density lipoprotein. LDL contributes to heart disease at high levels Lipoprotein Lipoproteins are substances made of protein and fat that carry cholesterol through your bloodstream. There are two main types of cholesterol: High-density lipoprotein (HDL), or “good” cholesterol and Low-density lipoprotein (LDL), or “bad” cholesterol Liver enzymes Inflamed or injured liver cells secrete higher than normal amounts of certain chemicals, including liver enzymes, into the bloodstream 42 Galapagos NV • Q1 Report 2021

OTHER INFORMATION Lymphocyte Type of white blood cell that is part of the immune system MACE Major adverse cardiovascular events; a composite endpoint frequently used in cardiovascular research MANTA A Phase 2 semen parameter trial with filgotinib in male patients with CD or UC MANTA-RAy Phase 2 semen parameter trial with filgotinib in male patients with RA, PsA, or AS MHLW Japanese Ministry of Health, Labor and Welfare (MHLW), in charge of Japanese market authorization of new medications Milestone Major achievement in a project or program; in our alliances, this is usually associated with a payment Modulation The process by which the function of proteins is changed through the use of drugs such as small molecules, peptides, antibodies or cell therapy Molecule collections Chemical libraries, usually consisting of drug-like small molecules that are designed to interact with specific target classes. These collections can be screened against a target to generate initial “hits” in a drug discovery program MTX Methotrexate; a first-line therapy for inflammatory diseases NDA New Drug Application Neutrophil Type of immune system cell which is one of the first cell types to travel to the site of an infection in the body. Neutrophils are another type of white blood cell which fight infection by ingesting and killing microorganisms NICE The National Institute for Health and Care Excellence; an independent public body that provides national guidance and advice to improve health and social care in the UK NK cells Natural killer cells, type of white blood cell with granules of enzymes which can attack tumors or viruses 43 Galapagos NV • Q1 Report 2021

OTHER INFORMATION Ofev An approved drug (nintedanib) for IPF, marketed by Boehringer Ingelheim Oligonucleotide Short DNA or RNA molecule that can be used as research tools or therapeutic drug to change protein expression Oral dosing Administration of medicine by the mouth, either as a solution or solid (capsule, pill) form Osteoarthritis (OA) The most common form of arthritis, usually occurring after middle age, marked by chronic breakdown of cartilage in the joints leading to pain, stiffness, and swelling Outsourcing Contracting work to a third party PCKD Polycystic kidney disease is a genetic disorder in which the renal tubules become structurally abnormal, resulting in the development and growth of multiple cysts within the kidney Pharmacokinetics (PK) Study of what a body does to a drug; the fate of a substance delivered to a body. This includes absorption, distribution to the tissues, metabolism and excretion. These processes determine the blood concentration of the drug and its metabolite(s) as a function of time from dosing Phase 1 First stage of clinical testing of an investigational drug designed to assess the safety and tolerability, pharmacokinetics of a drug, usually performed in a small number of healthy human volunteers Phase 2 Second stage of clinical testing, usually performed in no more than several hundred patients, in order to determine efficacy, tolerability and the dose to use Phase 3 Large clinical trials, usually conducted in several hundred to several thousand patients to gain a definitive understanding of the efficacy and tolerability of the candidate treatment; serves as the principal basis for regulatory approval Phenotypic screening Phenotypic screening is a strategy used in drug discovery to identify molecules with the ability to alter a cell’s disease characteristics. Animal models and cell-based assays are both strategies used to identify these molecules. In contrast to target-based drug discovery, phenotypic screening does not rely on knowing the identity of the specific drug target or its hypothetical role in the disease. A key benefit this approach has over target-based screening, is its capacity to capture complex biological mechanisms that are not otherwise achievable Pivotal trials Registrational clinical trials 44 Galapagos NV • Q1 Report 2021

OTHER INFORMATION Placebo-controlled A substance having no pharmacological effect but administered as a control in testing a biologically active preparation Preclinical Stage of drug research development, undertaken prior to the administration of the drug to humans. Consists of in vitro and in vivo screening, pharmacokinetics, toxicology, and chemical upscaling Preclinical candidate (PCC) A new molecule and potential drug that meets chemical and biological criteria to begin the development process Product candidate Substance that has satisfied the requirements of early preclinical testing and has been selected for development, starting with formal preclinical safety evaluation followed by clinical testing for the treatment of a certain disorder in humans Proof of Concept (POC) A clinical trial in which first evidence for efficacy of a candidate drug is gathered. A Proof of Concept trial is usually with a small number of patients and for short duration to get a first impression of drug activity Proof of Concept study Phase 2 patient study in which activity as well as safety in patients is evaluated, usually for a new mechanism of action PROTAC Proteolysis targeting chimera, a special small molecule capable of removing unwanted proteins that play a role in disease processes Psoriasis A chronic skin disease which results in scaly, often itchy areas in patches. Psoriatic arthritis (PsA) Psoriatic arthritis or PsA is an inflammatory form of arthritis, affecting up to 30% of psoriasis patients. Psoriatic arthritis can cause swelling, stiffness and pain in and around the joints, and cause nail changes and overall fatigue Pulmonary embolism A blockage in one of the pulmonary arteries in the lungs QD dosing Once-daily dosing (qd from the Latin quaque die) R&D operations Research and development operations; unit responsible for discovery and developing new product candidates for internal pipeline or as part of risk/reward sharing alliances with partners 45 Galapagos NV • Q1 Report 2021

OTHER INFORMATION Replication The process by which DNA is copied to produce two identical DNA molecules during the process of cell division Rheumatoid arthritis (RA) A chronic, systemic inflammatory disease that causes joint inflammation, and usually leads to cartilage destruction, bone erosion and disability Screening Method usually applied at the beginning of a drug discovery campaign, where a target is tested in a biochemical assay against a series of small molecules or antibodies to obtain an initial set of “hits” that show activity against the target. These hits are then further tested or optimized SEA TURTLE Phase 2 program with GLPG3970 in ulcerative colitis SEC Securities and Exchange Commission in the US SELECTION Phase 3 program evaluating filgotinib in UC patients SES-CD scores Simple endoscopic score for CD, involving review of five pre-defined bowel segments, assigning values from 0 (unaffected) to 3 (highly affected) Short interfering RNA A research tool that is used to silence the activity of specific genes SIK Salt-inducible kinase. This is the target family for the portfolio of molecules in the Toledo program Sjögrens syndrome Sjögren’s Syndrome is a systemic inflammatory disease which can be felt throughout the body, often resulting in chronic dryness of the eyes and mouth S&M expenses Sales and marketing expenses Small bowel CD (SBCD) CD causes chronic inflammation and erosion of the intestines. It can affect different regions of gastrointestinal tract including the stomach and small and large intestines. While isolated SBCD is an uncommon presentation of CD, involvement of some portion of the small bowel, particularly the ileum, is common 46 Galapagos NV • Q1 Report 2021

OTHER INFORMATION Statin Statins are a class of lipid-lowering medications that reduce illness and mortality in those who are at high risk of cardiovascular disease. They are the most common cholesterol-lowering drugs. Low-density lipoprotein (LDL) carriers of cholesterol play a key role in the development of atherosclerosis and coronary heart disease via the mechanisms described by the lipid hypothesis Systemic lupus erythematosus An autoimmune disease, with systemic manifestations including skin rash, erosion of joints or even kidney failure. TAPINOMA Phase 2 Proof of Concept trial with SIK2/SIK3 inhibitor GLPG3970 in SLE Target Proteïn that has been shown to play a role in a disease process and that forms the basis of a therapeutic intervention or discovery of a medicine Target discovery Identification and validation of proteins that have been shown to play a role in a disease process TEAE Treatment Emergent Adverse Event, is any event not present prior to the initiation of the treatments or any event already present that worsens in either intensity or frequency following exposure to the treatments Technology access fee License payment made in return for access to specific technology (e.g. compound or virus collections) Toledo Toledo is the program name for the target family of SIK inhibitors Topical corticosteroids Corticosteroids which are administered through the skin using an ointment Transcription The process of making an RNA copy of a DNA gene sequence Translation The process by which a protein is synthetized from mRNA TYK Tyrosine kinase is an enzyme that can transfer a phosphate group from ATP to the tyrosine residues of specific proteins inside a cell. It functions as an “on” or “off” switch in many cellular functions. Tyrosine kinases belong to a larger class of enzymes known as protein kinases which also attach phosphates to other amino acids such as serine and threonine. GLPG3667 is a reversible and selective TYK2 kinase domain inhibitor 47 Galapagos NV • Q1 Report 2021

OTHER INFORMATION Ulcerative colitis (UC) UC is an IBD causing chronic inflammation of the lining of the colon and rectum (unlike CD with inflammation throughout the gastrointestinal tract) Venous thrombotic events When a blood clot breaks loose and travels in the blood, this is called a venous thromboembolism (VTE). The abbreviation DVT/PE refers to a VTE where a deep vein thrombosis (DVT) has moved to the lungs (PE or pulmonary embolism) Ziritaxestat Formerly known as GLPG1690. Ziritaxestat is a novel drug candidate targeting autotaxin; all development with ziritaxestat was discontinued in February 2021 48 Galapagos NV • Q1 Report 2021

OTHER INFORMATION Financial calendar Colophon 05 August 2021 Concept, design and online programming nexxar GmbH, Vienna – Online annual reports Half year 2021 results and online sustainability reports 04 November 2021 www.nexxar.com Photography Third quarter 2021 results 24 February 2022 Frank van Delft Copy deadline: 6 May 2021 Full year 2021 results This report is also available in Dutch and available for download in the Downloads section of this report or at www.glpg.com 49 Galapagos NV • Q1 Report 2021

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Contact



Elizabeth Goodwin
Vice President Investor Relations
Galapagos NV
230 Third Ave
Waltham, MA 02451, United States
Tel. +1 781 460 1784
Email: ir@glpg.com



Sofie Van Gijsel
Senior Director Investor Relations
Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium
Tel. +32 485 19 14 15



Sandra Cauwenberghs
Director of Investor Relations
Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium
Tel. +32 15 34 29 00



Carmen Vroonen
Global Head of Communications & Public Affairs
Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium
Tel. +32 473 82 48 74
Email: communications@glpg.com



Kyra Obolensky
Senior Director Corporate Communications
Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium
Tel. +32 491 92 64 35

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